UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

0-49663
(Commission File Number)

SUN HEALTHCARE GROUP, INC.
(Exact Name of registrant as specified in its charter)

18331 Von Karman, Suite 400
Irvine, CA 92612
(949) 255-7100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Warrants to purchase Common Stock, par value $.01 per share
(Title of each class of securities covered by this Form)

Common Stock, par value $.01 per share
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

[X]	Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)
[ ]	Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)
[ ]	Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)
[ ]	Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)
		[ ]	Rule 15d-6

None. (The Warrants have expired.)
(Approximate number of holders of record as of the certification or notice date)

          Pursuant to the requirements of the Securities Exchange Act of 1934, Sun HealthCare Group, Inc. has caused the certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 14, 2005	Sun Healthcare Group, Inc.

By: /s/ Jennifer L. Botter
Jennifer L. Botter
Senior Vice President and Corporate Controller

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